U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2004	2004	2003	2003
Assets
Cash and due from banks	$4,984	$3,763	$2,887	$2,474

Interest-bearing deposits with banks	12,397	10,026	8,928	13,066

Securities
Trading account (pledged – $11,529; $15,395, $11,791 and $5,352)	90,795	95,613	86,719	78,000
Available for sale	37,909	37,368	35,783	36,127

	128,704	132,981	122,502	114,127

Assets purchased under reverse repurchase agreements	37,988	37,187	36,289	43,371

Loans
Residential mortgage	82,211	80,201	78,819	77,201
Personal	38,947	37,701	32,186	31,444
Credit card	7,158	6,739	4,816	5,625
Business and government	65,955	65,877	56,726	57,466

	194,271	190,518	172,547	171,736
Allowance for loan losses	(1,693)	(1,739)	(2,055)	(2,156)

	192,578	188,779	170,492	169,580

Other
Customers’ liability under acceptances	6,499	6,191	5,943	6,391
Derivative-related amounts	31,215	35,398	36,640	35,782
Premises and equipment	1,735	1,755	1,655	1,563
Goodwill	4,894	5,030	4,633	4,778
Other intangibles	570	594	580	624
Reinsurance recoverables	1,756	1,989	3,321	3,390
Separate account assets	122	154	224	317
Other assets	29,977	29,369	18,497	13,941

	76,768	80,480	71,493	66,786

	$453,419	$453,216	$412,591	$409,404

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$28,356	$26,649	$24,388	$23,507
Interest-bearing	139,683	137,258	130,135	130,421
International
Non-interest-bearing	3,190	2,640	3,183	3,148
Interest-bearing	106,903	105,380	102,812	100,657

	278,132	271,927	260,518	257,733

Other
Acceptances	6,499	6,191	5,943	6,391
Obligations related to securities sold short	25,061	25,576	22,743	20,238
Obligations related to assets sold under repurchase agreements	23,738	25,726	23,735	24,589
Derivative-related amounts	33,446	38,244	38,427	36,367
Insurance claims and policy benefit liabilities	9,331	7,612	8,630	8,840
Separate account liabilities	122	154	224	317
Other liabilities	48,086	48,583	26,199	28,271

	146,283	152,086	125,901	125,013

Subordinated debentures	8,730	8,803	6,581	6,780

Non-controlling interest in subsidiaries	1,569	1,585	1,474	1,454

Shareholders’ equity
Preferred stock	813	813	813	822
Common stock (shares issued – 649,065,551; 653,279,901; 656,021,122 and 658,611,652)	7,002	7,037	6,999	7,001
Additional paid-in capital	227	198	88	86
Retained earnings	12,424	12,227	11,591	11,278
Treasury stock (5,659,821 and 5,182,558 shares)	(338)	(310)	—	—
Accumulated other comprehensive income (loss)	(1,423)	(1,150)	(1,374)	(763)

	18,705	18,815	18,117	18,424

	$453,419	$453,216	$412,591	$409,404

Third Quarter 2004 Report – Royal Bank of Canada   16

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share amounts)	2004	2004	2003	2004	2003
Interest income
Loans	$2,520	$2,375	$2,545	$7,328	$7,591
Trading account securities	658	626	513	1,888	1,591
Available for sale securities	179	188	193	548	640
Assets purchased under reverse repurchase agreements	115	126	230	386	620
Deposits with banks	71	41	48	158	147

	3,543	3,356	3,529	10,308	10,589

Interest expense
Deposits	1,300	1,239	1,391	3,832	4,163
Other liabilities	416	410	400	1,199	1,157
Subordinated debentures	110	105	94	318	283

	1,826	1,754	1,885	5,349	5,603

Net interest income	1,717	1,602	1,644	4,959	4,986

Non-interest income
Insurance premiums, investment and fee income	632	516	505	1,646	1,497
Trading revenues	345	411	533	1,198	1,547
Securities brokerage commissions	262	320	277	906	766
Investment management and custodial fees	298	323	278	924	837
Deposit and payment service charges	257	269	270	783	810
Mutual fund revenues	216	214	168	632	498
Underwriting and other advisory fees	213	266	224	687	532
Foreign exchange revenue, other than trading	72	112	75	257	204
Card service revenues	87	72	82	231	218
Securitization revenues	23	56	29	142	104
Credit fees	59	55	58	164	184
Mortgage banking revenues	(3)	46	63	45	192
Gain (loss) on sale of available for sale securities	31	18	(11)	56	6
Other	196	72	107	322	317

	2,688	2,750	2,658	7,993	7,712

Total revenues	4,405	4,352	4,302	12,952	12,698

Provision for credit losses	125	153	167	250	578

Insurance policyholder benefits, claims and acquisition expense	422	343	335	1,095	1,018

Non-interest expense
Human resources	1,703	1,723	1,621	5,094	4,810
Equipment	220	214	204	641	614
Occupancy	205	187	191	571	554
Communications	174	177	174	501	532
Professional fees	121	124	112	342	327
Outsourced item processing	74	79	69	222	219
Amortization of other intangibles	16	21	16	53	55
Other	207	204	194	806	543

	2,720	2,729	2,581	8,230	7,654

Net income before income taxes	1,138	1,127	1,219	3,377	3,448
Income taxes	342	328	413	959	1,127

Net income before non-controlling interest	796	799	806	2,418	2,321
Non-controlling interest in net income of subsidiaries	28	25	30	83	89

Net income	$768	$774	$776	$2,335	$2,232

Preferred dividends	12	11	12	34	57

Net income available to common shareholders	$756	$763	$764	$2,301	$2,175

Average number of common shares (in thousands)	645,074	647,737	660,810	646,917	663,808
Earnings per share (in dollars)(1)	$1.17	$1.17	$1.15	$3.55	$3.27
Average number of diluted common shares (in thousands)	654,768	658,144	668,133	657,294	671,362
Diluted earnings per share (in dollars)(2)	$1.15	$1.16	$1.14	$3.49	$3.23

Dividends per share (in dollars)	$0.52	$0.52	$0.43	$1.50	$1.26

(1)	Restated comparatives as a result of EITF 03-6. See note 1 on page 20.

(2)	Restated comparative for the nine months ended July 31, 2003 as a result of EITF 03-6. See note 1 on page 20.

Third Quarter 2004 Report – Royal Bank of Canada   17

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Preferred stock
Balance at beginning of period	$813	$813	$1,472	$813	$1,515
Redeemed for cancellation	—	—	(634)	—	(634)
Translation adjustment on stock denominated in foreign currency	—	—	(16)	—	(59)

Balance at end of period	813	813	822	813	822

Common stock
Balance at beginning of period	7,037	7,035	7,012	6,999	6,963
Issued	14	42	42	108	154
Purchased for cancellation	(49)	(40)	(53)	(105)	(116)

Balance at end of period	7,002	7,037	7,001	7,002	7,001

Additional paid-in capital
Balance at beginning of period	198	177	78	88	76
Renounced stock appreciation rights, net of related income taxes	1	—	7	2	4
Stock-based compensation awards	16	26	1	54	6
Reclassified amounts	—	—	—	34	—
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	—	—	—	42	—
Other	12	(5)	—	7	—

Balance at end of period	227	198	86	227	86

Retained earnings
Balance at beginning of period	12,227	11,997	11,053	11,591	10,473
Net income	768	774	776	2,335	2,232
Preferred stock dividends	(12)	(11)	(12)	(34)	(57)
Common stock dividends	(336)	(336)	(284)	(970)	(836)
Premium paid on common stock purchased for cancellation	(223)	(197)	(243)	(498)	(522)
Issuance costs, net of related income taxes	—	—	(12)	—	(12)

Balance at end of period	12,424	12,227	11,278	12,424	11,278

Treasury stock
Balance at beginning of period	(310)	(473)	—	—	—
Reclassified amounts	—	—	—	(304)	—
Net sales (purchases)	(28)	163	—	8	—
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	—	—	—	(42)	—

Balance at end of period	(338)	(310)	—	(338)	—

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	60	155	74	60	74
Unrealized foreign currency translation gains and losses, net of hedging activities	(838)	(570)	(473)	(838)	(473)
Gains and losses on derivatives designated as cash flow hedges	(142)	(232)	(71)	(142)	(71)
Additional pension obligation	(503)	(503)	(293)	(503)	(293)

Balance at end of period	(1,423)	(1,150)	(763)	(1,423)	(763)

Shareholders’ equity at end of period	$18,705	$18,815	$18,424	$18,705	$18,424

Comprehensive income, net of related income taxes
Net income	$768	$774	$776	$2,335	$2,232
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	(95)	(82)	(140)	(53)	(128)
Change in unrealized foreign currency translation gains and losses	(582)	623	(234)	306	(1,174)
Impact of hedging unrealized foreign currency translation gains and losses	314	(344)	131	(251)	755
Change in gains and losses on derivatives designated as cash flow hedges	65	10	(11)	(78)	(5)
Reclassification to earnings of gains and losses on cash flow hedges	25	9	22	40	61
Additional pension obligation	—	—	—	(13)	—

Total comprehensive income	$495	$990	$544	$2,286	$1,741

Third Quarter 2004 Report – Royal Bank of Canada   18

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2004	2004	2003	2004	2003
Cash flows from operating activities
Net income	$768	$774	$776	$2,335	$2,232
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	125	153	167	250	578
Depreciation	99	89	94	283	284
Amortization of other intangibles	16	21	16	53	55
Writedown of deferred issuances costs	—	—	—	25	—
Gain on sale of premises and equipment	(9)	(31)	(5)	(45)	(13)
Loss (gain) on loan securitizations	6	(16)	(19)	(20)	(25)
Writedown of investments	—	—	—	24	—
(Gain) loss on sale of available for sale securities	(31)	(18)	11	(56)	(6)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(487)	377	1,756	(1,505)	1,708
Net change in accrued interest receivable and payable	98	(100)	17	(123)	102
Current income taxes	380	(138)	(2)	(1,134)	257
Deferred income taxes	(36)	4	54	(80)	164
Derivative-related assets	4,183	4,209	1,345	5,409	(4,532)
Derivative-related liabilities	(4,798)	(3,347)	(998)	(4,986)	3,630
Trading account securities	4,818	(1,521)	3,947	(4,811)	(1,269)
Obligations related to securities sold short	(515)	944	(3,151)	2,318	2,248
Other	2,179	(1,689)	2,141	5,907	(718)

Net cash provided by (used in) operating activities	6,796	(289)	6,149	3,844	4,695

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,371)	936	(278)	(4,047)	(1,580)
Change in loans, net of loan securitizations	(4,943)	(8,120)	(4,293)	(16,987)	(3,919)
Proceeds from loan securitizations	887	994	434	2,785	742
Proceeds from sale of available for sale securities	4,436	4,331	4,737	13,049	11,859
Proceeds from maturity of available for sale securities	8,234	6,417	5,417	23,288	16,514
Purchases of available for sale securities	(11,392)	(9,645)	(14,694)	(35,500)	(34,287)
Net acquisitions of premises and equipment	(69)	(84)	(87)	(327)	(210)
Change in assets purchased under reverse repurchase agreements	(801)	(4,575)	(4,492)	(1,699)	(6,286)
Net cash (used in) provided by acquisition of subsidiaries	(9)	(111)	22	438	(172)

Net cash used in investing activities	(6,028)	(9,857)	(13,234)	(19,000)	(17,339)

Cash flows from financing activities
Change in deposits – Canada	4,132	7,368	5,772	13,516	10,969
Change in deposits – International	2,073	(1,114)	395	4,098	855
Issue of subordinated debentures	600	1,000	—	3,100	—
Repayment of subordinated debentures	(524)	(317)	—	(841)	—
Redemption of preferred shares for cancellation	—	—	(634)	—	(634)
Issuance costs	—	—	(12)	—	(12)
Issue of common stock	13	41	41	103	147
Purchase of common shares for cancellation	(272)	(237)	(296)	(603)	(638)
Net (purchases) sales of treasury stock	(28)	163	—	8	—
Dividends paid	(347)	(309)	(308)	(965)	(887)
Dividends/distributions paid by subsidiaries to non-controlling interests	(52)	(4)	(52)	(107)	(106)
Change in obligations related to assets sold under repurchase agreements	(1,988)	5,365	2,485	3	3,480
Change in short-term borrowings of subsidiaries	(3,154)	(1,389)	(501)	(1,059)	(590)

Net cash provided by financing activities	453	10,567	6,890	17,253	12,584

Net change in cash and due from banks	1,221	421	(195)	2,097	(60)
Cash and due from banks at beginning of period	3,763	3,342	2,669	2,887	2,534

Cash and due from banks at end of period	$4,984	$3,763	$2,474	$4,984	$2,474

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,614	$1,832	$1,870	$5,313	$5,566
Amount of income taxes paid in period	$138	$355	$379	$2,046	$1,555

Third Quarter 2004 Report – Royal Bank of Canada   19

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2003, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003 and the accompanying notes included on pages 72 to 76 in our 2003 Annual Report. In the opinion of management, all adjustments necessary for a fair presentation of results for the period reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applied immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R) which required application to new and existing VIEs by the end of the first reporting period that ended after March 15, 2004. We continue to apply FIN 46R to all VIEs as at July 31, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer had total assets of $28 billion as at July 31, 2004. Certain of these multi-seller conduits with total assets of $20.2 billion were restructured in the first quarter of 2004 by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest absorbs a majority of each multi-seller conduit’s expected losses, as that term is defined in FIN 46R, and therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-seller conduits. Our maximum potential exposure to loss with respect to these restructured multi-seller conduits is $19.8 billion as at July 31, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees in note 7. We are the Primary Beneficiary of the remaining multi-seller conduits with assets of $7.8 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them since January 31, 2004. The commercial paper and other liabilities of these consolidated multi-seller conduits, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-seller conduits, which are reported on our Consolidated balance sheet primarily as follows: Personal loans of $3.1 billion, Credit card loans of $.9 billion and Business and government loans of $3.8 billion. We are currently in the process of restructuring these consolidated multi-seller conduits which may result in us no longer being their Primary Beneficiary.

     Our consolidated financial statements include other VIEs where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, with assets of $3.2 billion as at July 31, 2004. The assets that support the obligations of these VIEs are reported on our Consolidated balance sheet primarily as follows: Interest-bearing deposits with banks of $.1 billion, Trading account securities of $1.3 billion, Available for sale securities of $.4 billion and Business and government loans of $1.2 billion. Our common shares held by the compensation vehicles, which were $.2 billion as at July 31, 2004, are reported as Treasury stock. The obligation to provide these shares to employees is recorded as an increase to Additional paid-in capital as the expense for the corresponding stock-based compensation plan is recognized.

     We have assessed our involvement with other VIEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these VIEs entails a significant variable interest. The VIEs in which we have a significant variable interest had total assets of approximately $9.6 billion as at July 31, 2004, and primarily include certain collateralized debt obligations (CDO), asset-backed commercial paper conduit programs administered by third parties, structured finance vehicles and investment funds. The maximum exposure to loss resulting from our significant variable interest in each of these VIEs is approximately $2.7 billion as at July 31, 2004, consisting mostly of our investments in them, loans and notional value of liquidity facilities to them, and fair value of derivatives with them.

     We deconsolidated a CDO with assets of $.4 billion beginning the first quarter of this year because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust that was created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of the expected losses. We deconsolidated certain other capital trusts of approximately $.2 billion beginning in the first quarter of this year for similar reasons.

Securitization of our financial assets

We employ two entities in the process of securitizing our assets, neither of which has been consolidated at July 31, 2004 under FIN 46R. One entity is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, and our level of participation in the second entity relative to others does not expose us to a majority of the expected losses. For details on our securitization activities please refer to note 3.

Mutual funds and assets administered in trust

Under FIN 46, we had originally concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to monitor developments which affect our current interpretation of FIN 46R.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded as a deduction from total shareholders’ equity our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the year was reclassified from assets to Treasury stock. Treasury stock is recorded at historical cost and is reduced for any resales or transfers to employees under certain stock-based compensation arrangements. Any gains or losses on resales or transfers of Treasury stock are recognized in Additional paid-in capital or against Retained earnings, respectively.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 (FAS 132R), to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003. We adopted FAS 132R in the second quarter of 2004 and the additional interim period disclosures of our pension plans and other postretirement benefit plans are presented in note 5.

Change in financial statement presentation

In the second quarter of 2004, we reviewed the presentation of certain items on our Consolidated balance sheet and decided to reclassify certificates of deposit held for trading purposes totalling $5.0 billion as at July 31, 2004, $5.7 billion at October 31, 2003 and $5.7 billion at July 31, 2003 from Interest-bearing deposits with banks to Trading account securities in order to more appropriately reflect the nature of these instruments.

Two-class method of calculating earnings per share (EITF 03-6)

The Emerging Issues Task Force (EITF) reached final consensus on EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, which was subsequently ratified by the FASB on March 31, 2004. The final consensus requires a change in the calculation of earnings per share to give effect to certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity when such entitlement is nondiscretionary and objectively determinable. This consensus is effective for fiscal periods beginning after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. EITF 03-6 reduced earnings per share for all periods presented by less than one cent except for the nine months ended July 31, 2004 where the reduction was approximately one cent. Basic earnings per share for all prior periods presented and Diluted earnings per share for the nine months ended July 31, 2003 are restated to reflect a reduction of one cent per share.

Accounting for loan commitments accounted for as derivatives

On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), which specifies that servicing assets embedded in commitments for loans to be held for sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. SAB 105 is effective for all loan commitments entered

Third Quarter 2004 Report – Royal Bank of Canada   20

U.S. GAAP

into after March 31, 2004. The implementation of SAB 105 impacted our business during the quarter by delaying the recognition of $9 million in revenues.

Future accounting changes

Impairment of certain investments (EITF 03-1)

In March 2004, the FASB ratified the consensus reached by the EITF on issue 03-1, The Meaning of Other-than-Temporary Impairment and its application to Certain Investments. EITF 03-1 applies to investments classified as either available-for-sale or held-to-maturity under Statement of Financial Accounting Standard No. 115, and equity investments accounted for under the cost method. It provides guidance for determining when an investment is impaired, whether that impairment is other-than temporary, and for measuring an impairment loss. EITF 03-1 also specifies quantitative and qualitative disclosures for unrealized losses that have not been recognized as other-than-temporary and is effective for reporting periods beginning after June 15, 2004. We are currently assessing the impact, if any, of adopting EITF 03-1 on our financial position and results of operations.

Other

In response to the issuance by the Canadian Institute of Chartered Accountants of Section 1100, Generally Accepted Accounting Principles, we are reviewing current practices, primarily the offsetting of certain assets and liabilities, and the process utilized for the determination of trade date security information. As a result, we are also reviewing these related practices under U.S. GAAP.

Note 2 Acquisitions

Acquisition of Canadian operations of Provident Life and Accident Insurance Company

Effective May 1, 2004, RBC Insurance acquired the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance assumed Unum Provident’s policy liabilities. The assets acquired (including Value of Business Acquired (VOBA)) and the liabilities assumed have the same approximate fair value of $2.2 billion. The assets and liabilities comprise primarily investments and actuarial liabilities, respectively. Approximately $611 million was recorded as VOBA.

Acquisition of William R. Hough & Co., Inc.

On February 27, 2004, RBC Dain Rauscher Inc. acquired all of the outstanding shares of William R. Hough & Co., Inc., a privately held St. Petersburg, Florida-based full-service investment firm that specializes in fixed income products and underwriting primarily in the southeastern U.S. and Texas. The purchase cost was approximately US$107 million, including closing costs, and the excess of the purchase cost over the fair value of net tangible assets acquired was approximately US$87 million, which was allocated primarily to goodwill.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc. acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Note 3 Securitizations

During the third quarter of 2004, we securitized $1.1 billion ($4 billion for the nine months ended July 31, 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $799 million ($2.6 billion for the nine months ended July 31, 2004) of those securities for net cash proceeds of $775 million ($2.5 billion for the nine months ended July 31, 2004) and retained the rights to future excess interest of $17 million ($66 million for the nine months ended July 31, 2004) on the residential mortgages. Net of transaction costs, a pre-tax loss of $7 million (pre-tax gain of $30 million for the nine months ended July 31, 2004) on the sale of the securities, was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
As reported:
Net income	$768	$774	$776	$2,335	$2,232
Earnings per share	1.17	1.17	1.15	3.55	3.27
Diluted earnings per share	1.15	1.16	1.14	3.49	3.23
Pro forma:
Net income	$761	$769	$768	$2,314	$2,201
Earnings per share	1.16	1.17	1.14	3.51	3.22
Diluted earnings per share	1.15	1.15	1.13	3.47	3.19

Note 5 Pension and other postretirement benefits

Pension benefit expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Service cost	$34	$33	$30	$101	$90
Interest cost	84	82	75	248	227
Expected return on plan assets	(78)	(79)	(76)	(235)	(226)
Amortization of transitional asset	(1)	—	(1)	(1)	(2)
Amortization of prior service cost	8	8	7	24	22
Amortization of net actuarial loss	21	21	3	63	11

Defined benefit pension expense	68	65	38	200	122
Defined contribution pension expense	15	18	17	51	51

Pension benefit expense	$83	$83	$55	$251	$173

Other postretirement benefit expense

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2004	2004	2003	2004	2003
Service cost	$12	$12	$10	$36	$30
Interest cost	23	23	20	69	60
Amortization of transitional obligation	5	4	4	13	13
Amortization of net actuarial loss	8	8	6	24	18
Amortization of prior service cost	—	—	—	—	1

Other postretirement benefit expense	$48	$47	$40	$142	$122

Employer’s contributions

For the three months and nine months ended July 31, 2004, we contributed $71 million and $132 million, respectively, to our defined benefit pension plans and $8 million and $24 million, respectively, to our other postretirement benefit plans. As at July 31, 2004, the expected contributions to our defined benefit pension plans and other postretirement benefit plans for the remainder of the year are $31 million and $8 million, respectively.

Third Quarter 2004 Report – Royal Bank of Canada   21

U.S. GAAP

Note 6 Significant capital transactions

On July 7, 2004, we redeemed all outstanding 6.05% subordinated debentures due July 7, 2009, for $175 million plus accrued interest.

     On June 29, 2004, we announced our intention to redeem all outstanding 6.00% subordinated debentures due October 12, 2009, for the principal amount of $150 million plus accrued interest. The redemption will occur on October 12, 2004.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. Under the previous normal course issuer bid which expired on June 23, 2004, we repurchased 14,098,900 common shares at an average price of $60.60. During the quarter, we repurchased 2,896,500 common shares at an average price of $59.55 and 1,669,713 common shares at an average price of $59.92 under the previous and current normal course issuer bid, respectively.

     On June 18, 2004, we issued $600 million of subordinated debentures at an interest rate of 5.95% per annum (paid semi-annually) until June 18, 2014. The subordinated debentures are redeemable at par on June 18, 2014. If the notes are not redeemed, the coupon will reset on June 18, 2014 and every five years thereafter at the five-year Government of Canada Yield plus 1.72% (paid semi-annually) until maturity of the subordinated debentures on June 18, 2103. The issue was priced at $100 with a yield to June 18, 2014 of 5.95%.

     On June 11, 2004, we redeemed all outstanding 5.10% subordinated debentures due June 11, 2009, for $350 million plus accrued interest.

     On April 13, 2004, we issued $1 billion of subordinated debentures at an interest rate of 4.18% per annum (paid semi-annually) until June 1, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 1, 2014 (paid quarterly). The issue was priced at $100 with a yield to June 1, 2009 of 4.181%.

     On April 12, 2004, we redeemed all outstanding 5.40% subordinated debentures due April 12, 2009, for an amount of $350 million plus accrued interest.

     On January 27, 2004, we issued $500 million of subordinated debentures at an interest rate of 3.96% per annum (paid semi-annually) until January 27, 2009, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on January 27, 2014 (paid quarterly). The issue was priced at $99.964 with the yield to January 27, 2009 of 3.968%.

     On November 3, 2003, we issued $1 billion of subordinated debentures at an interest rate of 5.45% per annum (paid semi-annually) until November 4, 2013, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on November 4, 2018 (paid quarterly). The issue was priced at $100 with the yield to November 4, 2013 of 5.45%.

Note 7 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

     The following table summarizes significant guarantees we have provided to third parties as at July 31, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$24,608
Backstop liquidity facilities	19,065
Financial standby letters of credit/performance guarantees	14,609
Stable value products (1)	7,472
Credit enhancements	3,964
Mortgage loans sold with recourse	51

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At July 31, 2004, we have accrued $310 million in our Consolidated balance sheet in respect of the above guarantees.

     Refer to note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities were added as defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities were also named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 8 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     On February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income in the first quarter of 2004 by $74 million.

Note 9 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Investments			RBC Insurance			RBC Capital Markets
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03	04	04	03
Net interest income	$1,407	1,356	$1,422	$108	$104	$103	$—	$—	$—	$196	$154	$88
Non-interest income	526	528	538	817	877	801	632	516	505	485	579	600

Total revenues	1,933	1,884	1,960	925	981	904	632	516	505	681	733	688
Provision for (recovery of) credit losses	128	152	135	2	1	—	—	—	—	3	13	39
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	422	343	335	—	—	—
Non-interest expense	1,220	1,204	1,163	755	772	733	128	105	117	463	486	420
Income taxes and non-controlling interest	195	184	248	55	68	58	7	3	(4)	50	55	82

Net income (loss)	$390	$344	$414	$113	$140	$113	$75	$65	$57	$165	$179	$147

Third Quarter 2004 Report – Royal Bank of Canada   22

U.S. GAAP

	RBC Global Services			Other			Total
	Q3	Q2	Q3	Q3	Q2	Q3	Q3	Q2	Q3
	04	04	03	04	04	03	04	04	03
Net interest income	$44	$40	$42	$(38)	$(52)	$(11)	$1,717	$1,602	$1,644
Non-interest income	195	189	176	33	61	38	2,688	2,750	2,658

Total revenues	239	229	218	(5)	9	27	4,405	4,352	4,302
Provision for (recovery of) credit losses	—	(3)	—	(8)	(10)	(7)	125	153	167
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	422	343	335
Non-interest expense	157	154	149	(3)	8	(1)	2,720	2,729	2,581
Income taxes and non-controlling interest	22	22	20	41	21	39	370	353	443

Net income (loss)	$60	$56	$49	$(35)	$(10)	$(4)	$768	$774	$776

b) Quarterly earnings by geographic segment

	July 31				April 30				July 31
	2004				2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,342	$249	$126	$1,717	$1,202	$287	$113	$1,602	$1,287	$299	$58	$1,644
Non-interest income	1,481	833	374	2,688	1,480	851	419	2,750	1,349	843	466	2,658

Total revenues	2,823	1,082	500	4,405	2,682	1,138	532	4,352	2,636	1,142	524	4,302
Provision for (recovery of) credit losses	109	31	(15)	125	127	22	4	153	130	27	10	167
Insurance policyholder benefits, claims and acquisition expense	237	95	90	422	141	103	99	343	116	105	114	335
Non-interest expense	1,599	867	254	2,720	1,606	909	214	2,729	1,495	868	218	2,581
Income taxes and non-controlling interest	344	11	15	370	289	35	29	353	378	51	14	443

Net income (loss)	$534	$78	$156	$768	$519	$69	$186	$774	$517	$91	$168	$776

c) Nine-month earnings by business segment

	RBC Banking		RBC Investments		RBC Insurance		RBC Capital Markets
	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income	$4,120	$4,168	$316	$326	$—	$—	$515	$303
Non-interest income	1,566	1,619	2,519	2,290	1,646	1,497	1,637	1,690

Total revenues	5,686	5,787	2,835	2,616	1,646	1,497	2,152	1,993
Provision for (recovery of) credit losses	345	423	4	—	—	—	(54)	174
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,095	1,018	—	—
Non-interest expense	3,577	3,494	2,255	2,189	340	316	1,584	1,240
Income taxes and non-controlling interest	601	695	183	141	10	(4)	128	219

Net income (loss)	$1,163	$1,175	$393	$286	$201	$167	$494	$360

	RBC Global Services		Other		Total
	2004	2003	2004	2003	2004	2003
Net interest income	$129	$123	$(121)	$66	$4,959	$4,986
Non-interest income	559	505	66	111	7,993	7,712

Total revenues	688	628	(55)	177	12,952	12,698
Provision for (recovery of) credit losses	(17)	2	(28)	(21)	250	578
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	1,095	1,018
Non-interest expense	466	436	8	(21)	8,230	7,654
Income taxes and non-controlling interest	66	56	54	109	1,042	1,216

Net income (loss)	$173	$134	$(89)	$110	$2,335	$2,232

d) Nine-month earnings by geographic segment

	2004				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$3,834	$790	$335	$4,959	$3,889	$926	$171	$4,986
Non-interest income	4,268	2,531	1,194	7,993	3,800	2,527	1,385	7,712

Total revenues	8,102	3,321	1,529	12,952	7,689	3,453	1,556	12,698
Provision for (recovery of) credit losses	244	53	(47)	250	414	81	83	578
Insurance policyholder benefits, claims and acquisition expense	530	309	256	1,095	402	279	337	1,018
Non-interest expense	4,669	2,849	712	8,230	4,365	2,646	643	7,654
Income taxes and non-controlling interest	964	(4)	82	1,042	1,005	170	41	1,216

Net income (loss)	$1,695	$114	$526	$2,335	$1,503	$277	$452	$2,232

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. The volatility associated with certain economic hedging strategies for which derivatives do not qualify for hedge accounting or the designated hedging relationship is ineffective is absorbed by Corporate Treasury in situations where it provides management oversight of the hedging strategies of other units.

     For geographic reporting, our segments are grouped into Canada, United States and Other international. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions, and prospects for growth due to positive economic changes. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer. Transactions recorded in the local residing currency are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

     During the second quarter of 2004, we revisited our geographic reporting and reclassified certain amounts to more appropriately reflect the way management reviews these results, consistent with the above methodology. Within RBC Insurance, certain reinsurance results were reclassified from United States and Canada to Other International. Within the Other segment, certain comparative amounts related to the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc., in the first quarter of 2004, were reclassified from Canada to United States.

Third Quarter 2004 Report – Royal Bank of Canada   23